                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                          Exigent International, Inc.
                                (Name of Issuer)


                                 Common Shares
                         (Title of Class of Securities)

                                  302056 10 6
                                (CUSIP Number)



1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                              Daniel J. Stark
    ----------------------------------------------------------------------------
--------------------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group. (See Instructions)
     (a)
        ------------------------------------------------------------------------
     (b)
        ------------------------------------------------------------------------
--------------------------------------------------------------------------------
3)  SEC Use Only
                ----------------------------------------------------------------
--------------------------------------------------------------------------------
4)  Citizenship or Place of Organization    United States
                                            ------------------------------------
--------------------------------------------------------------------------------

Number of
Shares                 (5)  Sole Voting Power                         676,326
                                             -----------------------------------
Beneficially           ---------------------------------------------------------

Owned by Each          (6)  Shared Voting Power                        32,911
Reporting Person       ---------------------------------------------------------
With
                       (7)  Sole Dispositive Power                    676,326
                                                  ------------------------------
                       ---------------------------------------------------------

                       (8)  Shared Dispositive Power                        0
                                                    ----------------------------
                       ---------------------------------------------------------

9)  Aggregate Amount Beneficially Owned by Each Reporting Person      709,237
                                                                 ---------------
--------------------------------------------------------------------------------
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
                      ----------------------------------------------------------
--------------------------------------------------------------------------------

11) Percent of Class Represented by Amount in Row 9                     15.6%
                                                   -----------------------------
--------------------------------------------------------------------------------

12) Type of Reporting Person (See Instructions)   IN
                                               ---------------------------------
--------------------------------------------------------------------------------



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


                                   Item 1(a)

Name of Issuer:                                              Exigent International, Inc.

                                   Item 1(b)

Address of Issuer's Principal Executive Offices:             1225 Evans Road
                                                             Melbourne, Florida  32904-2314

                                   Item 2(a)

Name of Person Filing:                                       Daniel J. Stark

                                   Item 2(b)

Address of Principal Business Office or, if none, Residence: 1225 Evans Road
                                                             Melbourne, Florida  32904-2314

                                   Item 2(c)

Citizenship:                                                 United States

                                   Item 2(d)

Title of Class of Securities:                                Common Shares


                                   Item 2(e)




CUSIP Number:                                                302056 10 6

                                    Item 3

                                Not Applicable

                                    Item 4
                                   Ownership

(a) Amount Beneficially Owned:                                                      709,347


(b) Percent of Class:                                                                  15.6%

(c) Number of shares as to which such person has:
     (i)      sole power to vote or direct the vote                                 676,326
     (ii)     shared power to vote or to direct the vote                             32,911
     (iii)    sole power to dispose or to direct disposition of                     676,326
     (iv)     shared power to dispose or to direct disposition of                         0


                                    Item 5
                 Ownership of Five Percent or Less of a Class

                                Not Applicable

                                    Item 6
                 Ownership of More than Five Percent on Behalf
                               of Another Person

                                Not Applicable

                                    Item 7
      Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                                Not Applicable

                                    Item 8
           Identification and Classification of Members of the Group

                                Not Applicable

                                    Item 9
                       Notice of Dissolution of a Group

                                Not Applicable

                                    Item 10
                                  Certificate

                                Not Applicable

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 1998
-------------------
Date

\s\ Daniel J. Stark
-------------------
Signature

Daniel J. Stark
-------------------
Name/Title
                                       3